THIS NOTE AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "*ACT*"), OR UNDER THE SECURITIES LAWS OF ANY STATES IN THE UNITED STATES. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE ACT AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. THE ISSUER OF THESE SECURITIES MAY REQUIRE AN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER TO THE EFFECT THAT ANY PROPOSED TRANSFER OR RESALE IS IN COMPLIANCE WITH THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS.

CONVERTIBLE PROMISSORY NOTE

Note Series: 1

Date of Note: [EFFECTIVE DATE]

Principal Amount of Note: $[AMOUNT]

Valuation Cap: $2,500,000

Discount Rate: 80% (non-Major Investors); 80% or $500,000, whichever is greater (Major Investors)

Interest Rate: 4%

Maturity Date: December 15, 2022

For value received **PIPPY SIPS LLC**, a Pennsylvania limited liability company ("***Company***") promises to pay to the undersigned holder or such party's assigns ("***Holder***") the principal amount set forth above with simple interest on the outstanding principal amount at the rate of 4% per annum. Interest shall commence with the date hereof and shall continue on the outstanding principal until paid in full or converted. Interest shall be computed on the basis of a year of 365 days for the actual number of days elapsed. All unpaid interest and principal shall be due and payable upon written demand of the Holder on or after December 15, 2022 (the "***Maturity Date***").

1. BASIC TERMS.

(a) Series of Notes. This Convertible Promissory Note (this "***Note***") is issued as part of a series of notes designated by the Note Series above (collectively, the "***Notes***") and issued in a series

of multiple closings to certain persons and entities (collectively, the "*Holders*"). The Company shall maintain a ledger of all Holders

(b) **Payments.** All payments of interest and principal under this Note shall be in lawful money of the United States of America. All payments shall be applied first to accrued interest, and thereafter to principal.

(c) **Prepayment.** The Company may prepay the outstanding principal amount of this Note and any unpaid accrued interest prior to the Maturity Date.

(d) **Major Investor.** "Major Investor" means a holder of one or more Notes if: (i) the aggregate Purchase Amounts of such Notes is equal to or greater than $___$20,000___ ; and (ii) Wefunder, Inc. has verified that such holder is an accredited investor in accordance with Rule 506(c) of Regulation D under the Securities Act.

2. **CONVERSION AND REPAYMENT.**

(a) **Conversion upon a Qualified Financing.** In the event that (i) the Company issues and sells units or shares of the Company's most senior class or series of units or shares outstanding as of the relevant date (the "*Senior Securities*") to investors in a bona-fide arms-length transaction in an aggregate amount of at least $1,000,000, exclusive of the conversion of this Note (a "*Qualified Financing*") and (ii) this Note has not been paid in full, then, the amount invested by a Holder for the purchase of such Holder's Note (the "*Investment Amount*") shall automatically convert into the Senior Securities sold in the Qualified Financing at the Conversion Price (as defined below). The total number of Senior Securities to which a holder of a Note shall be entitled upon conversion of such Note shall be determined by dividing (i) the Investment Amount by (ii) the Conversion Price (the "*Total Number of Senior Securities*"). For Holders who are not Major Investors, the Conversion Price means the lesser of (x) 80% of the price per unit or share paid for the Senior Securities in the Qualified Financing and (y) the price obtained by dividing $2,500,000 by the Company's Fully Diluted Capitalization (as defined below) immediately prior to the Qualified Financing (which in all cases excludes any units or shares issued upon conversion of convertible debt). For Holders who are Major Investors, the Conversion Price means the lesser of (x) 80% of the price per unit or share paid for the Senior Securities in the Qualified Financing or $4,999,000, whichever is greater, and (y) the price obtained by dividing $2,500,000 by the Company's Fully Diluted Capitalization (as defined below) immediately prior to the Qualified Financing (which in all cases excludes any units or shares issued upon conversion of convertible debt). The Total Number of Senior Securities shall consist of that number of units or shares of Senior Securities obtained by dividing (a) the Investment Amount by (b) the price per unit or share paid by other purchasers in the Qualified Financing (the "*Number of Senior Securities*"). For purposes of this Note, "*Fully Diluted Capitalization*" means the sum of (i) all units or shares of the Company's equity securities (on an as-converted basis) issued and outstanding, assuming exercise or conversion of all options, warrants and other convertible securities, excluding this Note, and (ii) all units or shares of the Company's equity securities reserved and available for future grant under any equity incentive or similar plan of the Company.

(b) **Corporate Transaction.** If the Company consummates a Corporate Transaction (as defined below) while this Note remains outstanding, the Company shall repay any Holder who is not a Major Investor, in cash in an amount equal to amount equal to two hundred percent (200%) of the principal balance of such Holder's Note then outstanding, plus unpaid accrued interest thereon through the date of such Corporate Transaction. If the Company consummates a Corporate Transaction (as defined below) while this Note remains outstanding, the Company shall repay any Holder who is a Major Investor, in cash in an amount equal to amount equal to two hundred and fifty percent (250%) of the principal balance of such Holder's Note then outstanding, plus unpaid accrued interest thereon through the date of such Corporate Transaction. For purposes of this Note, a "*Corporate Transaction*" means (i) a sale, lease or other disposition of all or substantially all of the Company's assets or (ii) a consolidation or merger of the Company with or into any other entity or person, or any other corporate reorganization, in which the equity holders of the Company immediately prior to such consolidation, merger or reorganization own less than fifty percent (50%) of the voting power of the surviving entity immediately after such consolidation, merger or reorganization; *provided* that a Corporate Transaction shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor, indebtedness of the Company is cancelled, or converted or a combination thereof. The Company shall give the Holder notice of a Corporate Transaction not less than ten (10) days prior to the anticipated date of consummation of the Corporate Transaction.

(c)   **Procedure for Conversion**. In connection with any conversion of this Note, the Holder shall surrender this Note to the Company and deliver to the Company any documentation reasonably required by the Company (including, in the case of a Qualified Financing, all financing documents executed by other investors in connection with such Qualified Financing). The Company shall not be required to issue or deliver the Senior Securities, into which this Note may convert until the Holder has surrendered this Note to the Company and delivered to the Company any such documentation. Upon the conversion of this Note into Senior Securities pursuant to the terms hereof, in lieu of any fractional units or shares to which the Holder would otherwise be entitled, the Company shall pay the Holder cash equal to such fraction multiplied by the price at which this Note converts. To secure the Holder's obligations to execute and deliver the documentation required by this paragraph, the Holder hereby appoints the Chief Executive Officer of the Company as the Holder's true and lawful attorney, with the power to act alone and with full power of substitution, to execute and deliver all such documentation required by this paragraph if, and only if, the Holder fails to execute or deliver such documentation as required by this paragraph. The power granted by the Holder pursuant to this paragraph is coupled with an interest and is given to secure the performance of the Holder's duties under this Note, and is irrevocable and will survive the death, incompetency, disability, merger or reorganization of the Holder.

(d)   **Interest Accrual**. If a Corporate Transaction or Qualified Financing is consummated, all interest on this Note shall be deemed to have stopped accruing as of ten (10) days prior to the signing of the definitive agreement for the Corporate Transaction or Qualified Financing.

3.   REPRESENTATIONS AND WARRANTIES.

(a)   **Representations and Warranties of the Company**. The Company hereby represents and warrants to the Holder as of the date the first Note was issued as follows:

(i)   **Organization, Good Standing and Qualification**. The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania. The Company has the requisite power to own and operate its properties and assets and to carry on its business as now conducted and as proposed to be conducted. The Company is duly qualified and is authorized to do business and is in good standing as a foreign company in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(ii)   **Requisite Power**. The Company has all requisite limited liability company power to issue this Note and to carry out and perform its obligations under this Note. The Company's Board of Managers (the "*Board*") has approved the issuance of this Note based upon a reasonable belief that the issuance of this Note is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation.

    (iii)   **Authorization**. All requisite action on the part of the Company, the Board and the Company's members necessary for the issuance and delivery of this Note has been taken. This Note constitutes a valid and binding obligation of the Company enforceable in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency, the relief of debtors and, with respect to rights to indemnity, subject to federal and state securities laws. Any securities issued upon conversion of this Note (the "*Conversion Securities*"), when issued in compliance with the provisions of this Note, will be validly issued, fully paid, nonassessable, free of any liens or encumbrances and issued in compliance with all applicable federal and securities laws.

    (iv)   **Governmental Consents**. All consents, approvals, orders or authorizations of, or registrations, qualifications, designations, declarations or filings with, any governmental authority required on the part of the Company in connection with issuance of this Note has been obtained.

    (v)   **Compliance with Laws**. To its knowledge, the Company is not in violation of any applicable statute, rule, regulation, order or restriction of any domestic or foreign government or any instrumentality or agency thereof in respect of the conduct of its business or the ownership of its properties, which violation of which would materially and adversely affect the business, assets, liabilities, financial condition, operations or prospects of the Company.

    (vi)   **Compliance with Other Instruments**. The Company is not in violation or default of any term of its certificate of organization or limited liability company agreement, or of any provision of any contract to which it is a party and by which it is bound or of any judgment, decree, order or writ, other than such violation(s) that would not have a material adverse effect on the Company. The execution, delivery and performance of this Note will not result in any such violation or be in conflict with, or constitute, with or without the passage of time and giving of notice, either a default under any such provision, instrument, judgment, decree, order or writ or an event that results in the creation of any lien, charge or encumbrance upon any assets of the Company or the suspension, revocation, impairment, forfeiture, or nonrenewal of any material permit, license, authorization or approval applicable to the Company, its business or operations or any of its assets or properties. Without limiting the foregoing, the Company has obtained all waivers reasonably necessary with respect to any preemptive rights, rights of first refusal or similar rights, including any notice or offering periods provided for as part of any such rights, in order for the Company to consummate the transactions contemplated hereunder without any third party obtaining any rights to cause the Company to offer or issue any securities of the Company as a result of the consummation of the transactions contemplated hereunder.

    (vii)   **No "Bad Actor" Disqualification**. The Company has exercised reasonable care to determine whether any Company Covered Person (as defined below) is subject to any of the "bad actor" disqualifications described in Rule 506(d)(1)(i) through (viii), as modified by Rules 506(d)(2) and (d)(3), under the Act ("*Disqualification Events*"). To the Company's knowledge, no Company Covered Person is subject to a Disqualification Event. The Company has complied, to the extent required, with any disclosure obligations under Rule 506(e) under the Act. For purposes of this Note, "*Company Covered Persons*" are those persons specified in Rule 506(d)(1) under the Act; provided, however, that Company Covered Persons do not include (a) any Holder, or (b) any person or entity that is deemed to be an affiliated issuer of the Company solely as a result of the relationship between the Company and any Holder.

(viii)   Offering. Assuming the accuracy of the representations and warranties of the Holder contained in subsection (b) below, the offer, issue, and sale of this Note and any Conversion Securities are and will be exempt from the registration and prospectus delivery requirements of the Act, and have been registered or qualified (or are exempt from registration and qualification) under the registration, permit or qualification requirements of all applicable state securities laws.

(ix)   Use of Proceeds. The Company shall use the proceeds of this Note solely for the operations of its business, and not for any personal, family or household purpose.

(b)   Representations and Warranties of the Holder. The Holder hereby represents and warrants to the Company as of the date hereof as follows:

(i)   Purchase for Own Account. The Holder is acquiring this Note and the Conversion Securities (collectively, the "*Securities*") solely for the Holder's own account and beneficial interest for investment and not for sale or with a view to distribution of the Securities or any part thereof, has no present intention of selling (in connection with a distribution or otherwise), granting any participation in, or otherwise distributing the same, and does not presently have reason to anticipate a change in such intention.

(ii)   Information and Sophistication. Without lessening or obviating the representations and warranties of the Company set forth in subsection (a) above, the Holder hereby: (A) acknowledges that the Holder has received all the information the Holder has requested from the Company and the Holder considers necessary or appropriate for deciding whether to acquire the Securities, (B) represents that the Holder has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of the Securities and to obtain any additional information necessary to verify the accuracy of the information given the Holder and (C) further represents that the Holder has such knowledge and experience in financial and business matters that the Holder is capable of evaluating the merits and risk of this investment.

(iii)   Ability to Bear Economic Risk. The Holder acknowledges that investment in the Securities involves a high degree of risk, and represents that the Holder is able, without materially impairing the Holder's financial condition, to hold the Securities for an indefinite period of time and to suffer a complete loss of the Holder's investment.

(iv)   Further Limitations on Disposition. Without in any way limiting the representations set forth above, the Holder further agrees not to make any disposition of all or any portion of the Securities unless and until:

(1)   There is then in effect a registration statement under the Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(2)   The Holder shall have notified the Company of the proposed disposition and furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition, and if reasonably requested by the Company, the Holder shall have furnished the Company with an opinion of counsel, reasonably satisfactory to the Company, that such disposition will not require registration under the Act or any applicable state securities laws, provided that no such opinion shall be required for dispositions in compliance with Rule 144 under the Act, except in unusual circumstances.

Notwithstanding the provisions of paragraphs (1) and (2) above, no such registration statement or opinion of counsel shall be necessary for a transfer by the Holder to a partner (or retired partner) or member (or retired member) of the Holder in accordance with partnership or limited liability company interests, or transfers by gift, will or intestate succession to any spouse or lineal descendants or ancestors, if all transferees agree in writing to be subject to the terms hereof to the same extent as if they were the Holder hereunder.

(v)   **No "Bad Actor" Disqualification**. The Holder represents and warrants that neither (A) the Holder nor (B) any entity that controls the Holder or is under the control of, or under common control with, the Holder, is subject to any Disqualification Event, except for Disqualification Events covered by Rule 506(d)(2)(ii) or (C) under the Act and disclosed in writing in reasonable detail to the Company. The Holder represents that the Holder has exercised reasonable care to determine the accuracy of the representation made by the Holder in this paragraph, and agrees to notify the Company if the Holder becomes aware of any fact that makes the representation given by the Holder hereunder inaccurate.

(vi)   **Foreign Investors**. If the Holder is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended (the "*Code*")), the Holder hereby represents that he, she or it has satisfied itself as to the full observance of the laws of the Holder's jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Note, including (A) the legal requirements within the Holder's jurisdiction for the purchase of the Securities, (B) any foreign exchange restrictions applicable to such purchase, (C) any governmental or other consents that may need to be obtained, and (D) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. The Holder's subscription, payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Holder's jurisdiction.

(vii)   **Forward-Looking Statements**. With respect to any forecasts, projections of results and other forward-looking statements and information provided to the Holder, the Holder acknowledges that such statements were prepared based upon assumptions deemed reasonable by the Company at the time of preparation. There is no assurance that such statements will prove accurate, and the Company has no obligation to update such statements.

4.   **EVENTS OF DEFAULT.**

(a)   If there shall be any Event of Default (as defined below) hereunder, at the option and upon the declaration of the Holder and upon written notice to the Company (which election and notice shall not be required in the case of an Event of Default under subsection (iv) or (v) below), this Note shall accelerate and all principal and unpaid accrued interest shall become due and payable. The occurrence of any one or more of the following shall constitute an "*Event of Default*":

(i)   the Company engages in any liquidation, dissolution, winding up of the Company;

(ii)   the Company files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any corporate action in furtherance of any of the foregoing;

(iii)   an involuntary petition is filed against the Company under any bankruptcy statute now or hereafter in effect, or a custodian, receiver, trustee, assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of substantially all of the property of the Company; or

        (iv)   the Company fails to pay, upon demand made by the Holder anytime on or after the Maturity Date, any and all unpaid principal, accrued interest and other amounts owing on this Note.

        (b)   In the event of any Event of Default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by the Holder in enforcing and collecting this Note.

        5.   **MISCELLANEOUS PROVISIONS.**

        (a)   **Waivers.** The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

        (b)   **Further Assurances.** The Holder agrees and covenants that at any time and from time to time the Holder will promptly execute and deliver to the Company such further instruments and documents and take such further action as the Company may reasonably require in order to carry out the full intent and purpose of this Note and to comply with state or federal securities laws or other regulatory approvals.

        (c)   **Transfers of Note.** This Note may be transferred only upon its surrender to the Company for registration of transfer, duly endorsed, or accompanied by a duly executed written instrument of transfer in form satisfactory to the Company. Thereupon, this Note shall be reissued to, and registered in the name of, the transferee, or a new Note for like principal amount and interest shall be issued to, and registered in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

        (d)   **Market Standoff.** The Holder hereby agrees that the Holder shall not sell, dispose of, transfer, make any short sale of, grant any option for the purchase of, or enter into any hedging or similar transaction with the same economic effect as a sale of, any shares of common stock (or other securities) of the Company held by the Holder (other than those included in the registration) during the one hundred eighty (180) day period following the effective date of the initial public offering of the Company (or such longer period, not to exceed thirty-four (34) days after the expiration of the one hundred eighty (180) day period, as the underwriters or the Company shall request in order to facilitate compliance with FINRA Rule 2711 or NYSE Member Rule 472 or any successor or similar rule or regulation). The Holder agrees to execute and deliver such other agreements as may be reasonably requested by the Company or the managing underwriters that are consistent with the foregoing or that are necessary to give further effect thereto. In addition, if requested by the Company or the representative of the underwriters of common stock (or other securities of the Company), the Holder shall provide, within ten (10) days of such request, such information as may be required by the Company or such representative in connection with the completion of any public offering of the Company's securities pursuant to a registration statement filed under the Act. The obligations described in this paragraph shall not apply to a registration relating solely to employee benefit plans on Form S-1 or Form S-8 or similar forms that may be promulgated in the future, or a registration relating solely to a transaction on Form S-4 or similar forms that may be promulgated in the future. In order to enforce the foregoing covenant, the Company may impose stop-transfer instructions with respect to such common stock (or other securities of the Company) until the end of such period. The Holder agrees that any transferee of any of the Securities (or other securities of the Company) held by the Holder shall be bound by this paragraph. The underwriters of the

Company's stock are intended third-party beneficiaries of this paragraph and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto.

        (e)   **Amendment and Waiver.** Any term of this Note may be amended or waived with the written consent of Company and the Holder. Upon the effectuation of such waiver or amendment in conformance with this paragraph, the Company shall promptly give written notice thereof to the Holder if the Holder has not previously consented to such amendment or waiver in writing.

        (f)   **Governing Law.** This Note shall be governed by and construed under the laws of the Commonwealth of Pennsylvania, as applied to agreements among Pennsylvania residents, made and to be performed entirely within the Commonwealth of Pennsylvania, without giving effect to conflicts of laws principles.

        (g)   **Binding Agreement.** The terms and conditions of this Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Note, expressed or implied, is intended to confer upon any third party any rights, remedies, obligations, or liabilities under or by reason of this Note, except as expressly provided in this Note.

        (h)   **Counterparts.** This Note may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Note may also be executed and delivered by facsimile signature, PDF or any electronic signature complying with the U.S. federal ESIGN Act of 2000 (*e.g.*, www.docusign.com).

        (i)   **Titles and Subtitles.** The titles and subtitles used in this Note are used for convenience only and are not to be considered in construing or interpreting this Note.

        (j)   **Notices.** All notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified, (ii) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient, if not, then on the next business day, (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications to a party shall be sent to the party's address set forth on the signature page hereto or at such other address(es) as such party may designate by ten (10) days advance written notice to the other party hereto. A copy of any notice to the Company shall be sent to Royer Cooper Cohen Braunfeld LLC, 100 N. 18th Street, Suite 710, Philadelphia, Pennsylvania 19103 Attn: Laura Reinhold, Email: lreinhold@rccblaw.com.

        (k)   **Expenses.** The Company and the Holder shall each bear their respective expenses and legal fees incurred with respect to the negotiation, execution and delivery of this Note and the transactions contemplated herein.

        (l)   **Delays or Omissions.** It is agreed that no delay or omission to exercise any right, power or remedy accruing to the Holder, upon any breach or default of the Company under this Note shall impair any such right, power or remedy, nor shall it be construed to be a waiver of any such breach or default, or any acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. It is further agreed that any waiver, permit, consent or approval of any kind or character by the Holder of any breach or default under this Note, or any waiver by the Holder of any provisions or conditions of this Note, must be in writing and shall be effective only to the extent specifically set forth in writing and that all remedies, either under this Note, or by law or otherwise afforded to the Holder, shall be cumulative and not alternative. This Note shall be void and of no force or effect in the event that the Holder fails to remit the full principal amount to the Company within five calendar days of the date of this Note.

        (m)   **Entire Agreement**. This Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof and no party shall be liable or bound to any other party in any manner by any representations, warranties, covenants and agreements except as specifically set forth herein.

        (n)   **Exculpation**. The Holder acknowledges that the Holder is not relying on any person, firm or corporation, other than the Company and its officers and Board members, in making its investment or decision to invest in the Company.

        (o)   **Broker's Fees**. Each party hereto represents and warrants that no agent, broker, investment banker, person or firm acting on behalf of or under the authority of such party hereto is or will be entitled to any broker's or finder's fee or any other commission directly or indirectly in connection with the transactions contemplated herein. Each party hereto further agrees to indemnify each other party for any claims, losses or expenses incurred by such other party as a result of the representation in this Section 5(o) being untrue.

[Signature pages follow]

IN WITNESS WHEREOF, the parties have executed this agreement as of __[INVESTMENT DATE]__.

Investment Amount: $[AMOUNT]

COMPANY:

Pippy Sips LLC

Founder Signature

Name: [FOUNDER NAME]

Title: [FOUNDER TITLE]

Read and Approved (For IRA Use Only):

SUBSCRIBER:

[ENTITY NAME]

Investor Signature

By: _____

By: _____

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[   ] Not Accredited